UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of February 2024.
Commission File Number 33-65728
CHEMICAL AND MINING COMPANY OF CHILE INC.
(Translation of registrant’s name into English)
El Trovador 4285, Santiago, Chile (562) 2425-2000
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F:_X_ Form 40-F

SQM FOURTH QUARTER 2023
EARNINGS CONFERENCE CALL

Santiago, Chile, February 29, 2024 – Sociedad Química y Minera de Chile S.A. (SQM) (NYSE: SQM; Santiago Stock Exchange: SQM-A, SQM-B, the “Company”), held a conference call today to discuss the fourth quarter 2023 results. The following items were discussed by executive management as part of the conference call:

We reported our full year 2023 earnings yesterday with our net income reaching over US$2 billion, delivering over US$7 in earnings per share. The key performance drivers observed during last year and our first impressions on how this year could unfold for SQM are as follows:

Starting with lithium business, our full year revenues were over US$5 billion, approximately 36% lower when compared to the previous year, partially offset by record-high sales volumes of 170,000 metric tons, almost 10% higher when compared to the previous year. The sales volumes during the fourth quarter were over 51,000 tons, record quarterly sales volumes for SQM. The revenues were affected by lower sales prices, which were decreasing quarter over quarter starting at the beginning of 2023, as a result of the capacity and inventory excess in the battery supply chain. Our lithium sales volumes guidance for this year considers an expected growth around 5 to 10%, based on the contracted sales volumes for the year, as well as market estimates and conditions we are seeing at the moment. Our production volumes could reach over 220,000 metric tons during 2024, the availability of the incremental volumes on the market will depend on the timing of new capacity quality certification by the customers and tolling arrangements. We have seen stable lithium prices in the last couple of months and believe this trend could continue during next three months.

We believe lithium demand could grow another 20% this year. China remains the biggest demand and supply market for lithium products and is still going through destocking of both battery materials and lithium chemicals inventory accumulated in the past years. That, coupled with an estimated incremental supply, makes it challenging at the moment, to expect our sales volumes increase above provided guidance. Nevertheless, depending on the timing of new supply and any potential production curtailments, we could revisit our guidance as we advance through the year.

In the iodine business, we reached record-high production volumes during 2023, producing over 13,000 metric tons of iodine and increasing our sales volumes despite global demand contraction seen during last year. We expect to see some demand recovery in the iodine market during 2024, with relatively stable prices as seen at the end of last year, and stable sales volumes, with a potential upside subject to lack of any incremental volumes from the competition. We believe SQM, as industry leader, is the only global iodine producer which has been able to materially increase its supply in the recent years.

In the fertilizer businesses, we saw some sales volumes recovery and market prices stabilizing. We expect to see positive demand growth in the potassium nitrate market driven by increased demand and product availability and expect our sales volumes to grow accordingly. In the meantime, we will focus on cost improvements and new market opportunities for our products.

About SQM
SQM is a global company that is listed on the New York Stock Exchange and the Santiago Stock Exchange (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM-A). SQM develops and produces diverse products for several industries essential for human progress, such as health, nutrition, renewable energy and technology through innovation and technological development. We aim to maintain our leading world position in the lithium, potassium nitrate, iodine and thermo-solar salts markets.

For further information, contact:

Gerardo Illanes / gerardo.illanes@sqm.com
Irina Axenova / irina.axenova@sqm.com
Isabel Bendeck / isabel.bendeck@sqm.com

For media inquiries, contact:

Maria Ignacia Lopez / ignacia.lopez@sqm.com
Pablo Pisani / pablo.pisani@sqm.com

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as: “anticipate,” “plan,” “believe,” “estimate,” “expect,” “strategy,” “should,” “will” and similar references to future periods. Examples of forward-looking statements include, among others, statements we make concerning the implementation of the MoU and potential partnership with Codelco, the development of Salar Futuro Project, Company’s capital expenditures, financing sources, Sustainable Development Plan, business and demand outlook, future economic performance, anticipated sales volumes, profitability, revenues, expenses, or other financial items, anticipated cost synergies and product or service line growth.

Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are estimates that reflect the best judgment of SQM management based on currently available information. Because forward-looking statements relate to the future, they involve a number of risks, uncertainties and other factors that are outside of our control and could cause actual results to differ materially from those stated in such statements. Therefore, you should not rely on any of these forward-looking statements. Readers are referred to the documents filed by SQM with the United States Securities and Exchange Commission, including the most recent annual report on Form 20-F, as amended, which identifies other important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to SQM on the date hereof and SQM assumes no obligation to update such statements, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHEMICAL AND MINING COMPANY OF CHILE INC.
(Registrant)
Date: February 29, 2024	/s/ Gerardo Illanes
By: Gerardo Illanes
CFO

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